SUBSCRIPTION AGREEMENT

Notice: Investing in the Notes described herein may be considered speculative and involves risk, including the risk of a substantial loss of investment. Please see the section entitled "Risk Factors" in the Form C for this Offering to read about the risks you should consider before investing.

This Subscription Agreement (this "**Agreement**") is made and entered into as of the date indicated below (the "**Effective Date**") by and between New Way Homes, Inc., a California public benefit corporation (the "**Company**"), and You, the undersigned investor ("**Investor**" or "**Noteholder**").

Subscription. Investor hereby subscribes for and agrees to purchase an Investment Note (each, a "**Note**") from the Company subject to the terms and conditions set forth in this Agreement.

In order to purchase a Note, Investor must:

Complete this Agreement and return it to the Company. If you are completing this Agreement electronically on the WeFunder portal, follow the instructions provided on the WeFunder portal. If you are completing this Agreement on paper, mail it to:

> New Way Homes, Inc.
> 1040 Mystery Spot Road
> Santa Cruz, CA 95065

Provide payment for the full purchase price for the Note, following instructions on the WeFunder portal. The investment process will proceed as described on the WeFunder portal.

Interest and Principal Payment. Interest on the Notes will be calculated and paid as set forth in the sample Note included as Exhibit A to this Agreement.

Unsecured and Subordinated. The Notes are unsecured and are subordinated to current and future obligations of the Company.

Prepayment. Prepayment of unpaid principal and/or interest due under this Note may be made at any time without penalty. Unless otherwise notified by Company to Holder, all payments will be made in lawful tender of the United States and will be applied (a) first, to the payment of accrued interest (to the extent it can then be determined), and (b) second (to the extent that the amount of such prepayment exceeds the amount of all such accrued interest), to the payment of principal.

Transfer Restrictions. The Company places no other restrictions on transfer except those arising from or related to compliance with federal and state securities laws. Investor understands that the Note is a "restricted security" in that the Company's sale of the Note has not been registered under the Securities Act. Investor understands that there are significant limitations on transfer of the Note in accordance with applicable federal and state securities laws. Issuer reserves the right to require an opinion of the Holder's legal counsel that a proposed transfer is in compliance with federal and state securities laws, as a condition of the transfer. The Issuer further reserves the right to require that any transferee executes an acknowledgment that such transferee is subject to all the terms and conditions of the Note and this Subscription Agreement and satisfies the Issuer as to compliance with State and federal securities law.

Company's Right to Accept or Reject Subscriptions. The Company may accept or reject any subscription, in whole or in part. This means that the Company may sell to Investor a Note in a lesser amount than Investor subscribes to purchase or may choose not to sell any Note to Investor. If the Company accepts Investor's subscription, in whole or in part, this Agreement will constitute an irrevocable commitment by the Investor to purchase a Note, and a copy of this Agreement will be executed by the Company and returned to Investor. If the Company rejects Investor's subscription in whole or in part, the Company will return the payment tendered for any unissued portion of the subscription. The Company will notify Investors within 30 days of its acceptance or rejection of any subscription.

Representations, Warranties, and Covenants of the Investor. Investor represents and warrants to, and covenants with, the Company that:

The Company May Rely on These Representations. Investor understands that the availability of this exemption depends upon the representations Investor is making to the Company in this Agreement.

Acknowledgment. Investor acknowledges that Investor has had an opportunity to read all of the information about the offering that appears on the WeFunder portal, including but not limited to, the Form C and all of its exhibits.

Purchase for Investment. Investor is purchasing the Note solely for investment purposes and not for further distribution. Investor's entire legal and beneficial ownership interest in the Note is being purchased and shall be held solely for Investor's account, except to the extent Investor intends to hold the Note jointly with a spouse. Investor is not a party to, and does not presently intend to enter into, any contract or arrangement with any other person or entity involving the resale, transfer, grant of participation with respect to or other distribution of the Note. Investor's investment intent is not limited to a present intention to hold the Note for any fixed period.

Investor Can Protect Its Interests. Investor can properly evaluate the merits and risks of an investment in the Note and can protect its own interests in this regard, whether by reason of its own business and financial expertise, the business and financial expertise of certain professional advisors unaffiliated with the Company with whom Investor has consulted, or Investor's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

Investor Recognizes Its Economic Risk. Investor understands that the purchase of the Note involves a high degree of risk, and that the Company's future prospects are uncertain. Investor has the requisite knowledge to assess the relative merits and risks of the investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company.

Restricted Securities. Investor understands that the Note is a "restricted security" in that the Company's sale of the Note has not been registered under the Securities Act. Investor understands that there are significant limitations on transfer of the Note.

Investor Advised to Seek Representation. Investor understands that nothing in this Agreement or any other materials presented to Investor in connection with the purchase and sale of the Note constitutes legal, tax, or investment advice. The Company has advised Investor to consult with such legal, tax, and investment advisors as Investor, in its Investor's discretion, deems necessary or appropriate in connection with its purchase of the Note.

Complete Information. All information provided by Investor to the Company in connection with the purchase of Note is true, correct and complete as of the date set forth hereof, and if there should be any change in such information, Investor will immediately provide the Company with such information.

Authority; Binding Agreement. Investor represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms, except as enforceability may be limited by applicable law.

Investment Limits. Investor's subscription amount, when added to all other investments Investor has made over the previous 12 months in offerings under Regulation CF (Title III of the JOBS Act), together do not exceed the following limitations:

     1.   If Investor's annual income OR net worth is less than $107,000, the maximum aggregate investment is the greater of:

- $2,200 or

- 5% of the lesser of Investor's annual income or net worth

     2.   If Investor's annual income AND net worth are both more than $107,000, the maximum aggregate investment is 10% of the lesser of Investor's annual income or net worth.

     3.   The aggregate investment in such offerings over the 12 month period may not exceed $107,000 regardless of Investor's annual income or net worth.

For purposes of these investment limitations, spouses may combine their annual incomes and net worth. However, the value of Investor's primary residence may not be included.

By signing this Agreement, Investor represents and warrants that the investment limitations described above are satisfied, assuming the Company's acceptance of the full amount of Investor's subscription amount indicated below.

<u>Legends</u>. The Noteholder understands that the Notes and any securities issued in respect of or upon conversion or exchange of the Notes, may bear one or all of the following legends:

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

Any legend set forth in, or required by, any other restriction to which the Noteholder is a party.

Any legend required by the securities laws of any state to the extent such laws are applicable to the Note.

<u>General Provisions</u>.

<u>Notice</u>. Any notice or demand which either party may or must give to the other under this Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses:

If to the Company:	If to Investor:
New Way Homes, Inc. 1040 Mystery Spot Road Santa Cruz, CA 95065	The name and address provided by Investor on the signature page of this Agreement or via the WeFunder portal

<u>Modification</u>. This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

<u>Governing Law</u>. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

<u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall

become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

Electronic Signatures. Investor may tender to the Company this Agreement by electronic means such as by email or via the WeFunder portal. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgment, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this Agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

Severability. If a court or an arbitrator of competent jurisdiction holds any provision of this Agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

Entire Agreement. This Agreement constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the purchase and sale of the Note by Investor from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

CERTIFICATION:

By signing below, the undersigned Investor certifies under penalty of perjury as follows:
- Investor is not subject to backup withholding because: (a) Investor is exempt from backup withholding, or (b) Investor has not been notified by the Internal Revenue Service (IRS) that Investor is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified Investor that Investor is no longer subject to backup withholding; and

NOTE AMOUNT: $[AMOUNT]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

COMPANY:

New Way Homes, Inc.

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

INVESTOR:

By: _____

By:_____ *Investor Signature* _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

Exhibit A: Form of Promissory Note

NEW WAY HOMES, INC.
INVESTMENT NOTE

$[AMOUNT]

_____

Santa Cruz, California

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAS BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

FOR VALUE RECEIVED, New Way Homes, Inc., a California public benefit corporation (the "**Issuer**"), promises to pay to _____ (the "**Holder**"), subject to the terms and conditions set forth herein, the principal sum of __$[AMOUNT]_____ , together with interest as provided below. Borrower will pay Holder at Holder's address as Holder may designate to the Issuer in writing. As used herein, the term "**Holder**" shall mean the original Holder of this Note, and any subsequent person or entity to whom this Note is duly assigned.

This Investment Note (this "**Note**") is issued as of the date first written above (the "**Issuance Date**") pursuant to that certain Subscription Agreement dated _____ (the "**Subscription Agreement**") and is one of a series of notes containing substantially identical terms and conditions offered in a an offering (the "**Offering**") pursuant to the Regulation Crowdfunding exemption under the Securities Act of 1933, as described in the offering materials for the Offering made available on the WeFunder portal..

This Note is subject to the following terms and conditions:

Interest. The interest rate of the Note will be 4.5%. Interest will accrue for each calendar year (or the pro-rata portion thereof in the case of a partial year on the basis of a 365-day year) and will be paid annually during the term of this note within 90 days following the end of each calendar year.

Maturity. All unpaid principal will be due and payable in full to the Holder on June 30, 2030 (the "**Maturity Date**"), and all unpaid and accrued interest as of the Maturity Date will be due and payable in full to the Holder within 90 days after the end of the fiscal year that includes the Maturity Date.

Prepayment. The Issuer may pre-pay all or any portion of the principal balance of this Note at any time without penalty. Any pre-payment will not change the date by which interest is to be paid for the fiscal year during which pre-payment is made.

Transfer. This Note is transferable only in accordance with applicable federal and state securities laws; and the Issuer reserves the right to require an opinion of the Holder's legal counsel that a proposed transfer is in compliance with such securities laws, as a condition of the transfer. The Issuer further reserves the right to require that any transferee executes an acknowledgment that such transferee is subject to all the terms and conditions of this Note and the Subscription Agreement and satisfies the Issuer as to compliance with State and federal securities law. The rights and obligations of the Company and the Holder under this Note and the Subscription Agreement shall be binding upon and benefit their respective permitted successors, assigns, heirs, administrators and transferees.

Governing Law. This Note and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, or on the third business day after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party's address or as subsequently modified by written notice.

Amendments and Waivers. The Issuer hereby waives presentment, notice of non-payment, notice of dishonor, protest, demand and diligence. This Note and all other Notes issued in this series may be amended, and provisions may be waived by the Holder or the Issuer, as provided in the Subscription Agreement.

Severability. If one or more provisions of this Note are held to be unenforceable under applicable law, such provision(s) shall be excluded from this Note and the balance of the Note shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

Subscription Agreement. This Note incorporates by reference all the terms of the Subscription Agreement.


Company: NEW WAY HOMES, INC.,
a California public benefit corporation


By: *Founder Signature*
Name: Sibley Verbeck Simon
Its: President